Ms. Sazzman:
As you requested during our November 6, 2008 call, attached are marked copies of those pages of the proxy statement where changes have been made in response to your comments. Also attached is the Trust’s response letter to your comments, as well as a “Tandy” letter.
Please let me know if you have any comments or questions.
Sincerely,
Cindy Beyea
Cynthia Reid Beyea
SUTHERLAND
1275 Pennsylvania Avenue, NW
Washington, DC 20004
202.383.0472 direct
202.637.3593 facsimile
cynthia.beyea@sutherland.com

MARGUERITE C. BATEMEN
DIRECT LINE:
E-mail: marguerite.bateman@sutherland.com
November 10, 2008
VIA E-MAIL
Ellen Sazzman, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4720
     Re: MLIG Variable Insurance Trust; File Nos. 333-83074 and 811-21038
Dear Ms. Sazzman:
     On November 6, 2008 you provided comments by telephone to me and Cynthia Beyea on a preliminary proxy statement filed by the MLIG Variable Insurance Trust (the “Trust”). On behalf of the Trust, set forth below are the Trust’s responses to your comments.
Comment:
     1.   Please confirm that the name of the Trust as it is listed in the proxy statement is the same as the Trust’s name as it is listed in EDGAR.
Response:
     The Trust is referred to as the MLIG Variable Insurance Trust in both the proxy statement and in EDGAR.
Comment:
     2.   Please indicate the address of the principal office of the Trust.
Response:
The description of the location of the shareholder meeting has been revised to indicate that it is being held at the offices of the Trust.

Ellen Sazzman, Esq
November 10, 2008

Comment:
     3.   In the proxy, please indicate that a contract owner may revoke any voting instructions he or she has already provided.
Response:
This language is already included in the proxy statement. Page 4 of the proxy statement contains the following statement:
Contract Owners may revoke voting instructions given to an Insurance Company at any time prior to the Meeting by notifying the Insurance Company’s agent in writing: Broadridge, 51 Mercedes Way, Edgewood, NY, 11717.
Comment:
     4.   In your response letter, please provide the file number of the manager-of-managers exemptive application that is referenced in the proxy statement.
Response:
The file number of the manager-of-managers exemptive application is 812-12824.
Comment:
     5.   In Appendix B and Appendix C, please include an address for the named individuals and please ensure that each individual’s principal occupation is listed.
Response:
Appendix B and Appendix C have been updated as requested.
Comment:
     6.   Please ensure that all of the parent companies of Roszel Advisors are identified in the proxy statement.
Response:
The proxy statement has been revised to include the identity and address of each of the parent companies of Roszel Advisors, LLC (“Roszel Advisors”).

Ellen Sazzman, Esq
November 10, 2008

Comment:
     7.   In the proxy statement, please provide the aggregate fees paid by the Trust to Roszel Advisors for the year ended December 31, 2007.
Response:
The amount of the total fees paid by the Trust to Roszel Advisors ($5,590,266.47) has been added to the proxy statement.
Comment:
     8.   Please state directly in the proxy statement that the advisory fee rates will not change as a result of the new management agreement.
Response:
This language is already included in the proxy statement. Page 8 of the preliminary proxy statement contained the following statement:
The New Management Agreement and the Current Management Agreement are identical in all respects, including the fees paid to Roszel Advisors, with the exception of the effective date.
This sentence has been revised to read:
The New Management Agreement and the Current Management Agreement are identical in all respects, including the rates of fees to be paid to Roszel Advisors, with the exception of the effective date.
Comment:
     9.   Please confirm in your response letter that Roszel Advisors is not seeking any change in the advisory fee rates.
Response:
We confirm that Roszel Advisors is not seeking to make any changes to the advisory fee rates paid to it by the Trust.

Ellen Sazzman, Esq
November 10, 2008

Comment:
     10.   Please state directly in the proxy statement that the subadvisory fee rates will remain the same under the new subadvisory agreements.
Response:
This language is already included in the proxy statement. Page 19 of the preliminary proxy statement contained the following statement:
The Current BlackRock Subadvisory Agreements are identical in all respects to the New BlackRock Subadvisory Agreements, including the fees paid by Roszel Advisors to BlackRock IM, with the exception of the effective date.
This sentence has been revised to read:
The Current BlackRock Subadvisory Agreements are identical in all respects to the New BlackRock Subadvisory Agreements, including the rates of fees to be paid by Roszel Advisors to BlackRock IM, with the exception of the effective date.
Comment:
     11.   Please confirm in your response letter that there are no changes being sought with respect to the subadvisory fee rates.
Response:
We confirm that no changes are being sought with respect to the rates of the subadvisory fees.
Comment:
     12.   Please confirm in your response letter that Roszel Advisors does not act as the investment adviser to any other registered investment company that has an investment objective similar to the investment object of any of the portfolios of the Trust.
Response:
We confirm that the Trust is the only registered investment company to which Roszel Advisors serves as an investment adviser.

Ellen Sazzman, Esq
November 10, 2008

Comment:
     13.   Please clarify the statement at the end of the proxy statement that “the timely submission of a proposal does not, however, guarantee its inclusion”.
Response:
The sentence has been revised to state:
Because shareholder proposals must meet certain requirements, the timely submission of a proposal does not guarantee its inclusion.
* * *
     We very much appreciate your attention to this matter, and we hope the foregoing is responsive to your comments. Please do not hesitate to call the undersigned at 202-383-0107 if you have any questions.

Sincerely,
/s/Marguerite Bateman
Marguerite Bateman

Enclosure

cc:	Lori M. Salvo
Frances C. Grabish
Cynthia R. Beyea

This Proxy Statement is accompanied by a Voting Instruction Card(s) for Contract Owners to use to instruct the Insurance Company that issued their contract how to vote at the special meeting (the “Meeting”) of shareholders of the Portfolios. The Meeting is to be held on December 5, 2008 at the offices of the Trust at 1700 Merrill Lynch Drive, Pennington, NJ 08534, beginning at 8:00 a.m. Eastern Time, for the purposes set forth below and in the accompanying Notice of Special Meeting.
     At the Meeting, and at any adjournment(s) thereof, the shareholders will be asked to vote on the following Proposals:
1.	To approve a new investment management agreement between each Portfolio and Roszel Advisors, LLC (“Roszel Advisors”).

2.	To approve a new subadvisory agreement for the Roszel/BlackRock Equity Dividend Portfolio between BlackRock Investment Management, LLC (“BlackRock IM”) and Roszel Advisors.

3.	To approve a new subadvisory agreement for the Roszel/BlackRock Fixed-Income Portfolio between BlackRock IM and Roszel Advisors.

4.	To transact such other business as may properly come before the Meeting or any adjournments thereof.
Certain Proposals will only be voted on by the shareholders of certain Portfolios. Shareholders of the Portfolios will vote separately on each Proposal as identified in the table below.

Portfolio	Proposal 1	Proposal 2	Proposal 3
Roszel/Lord Abbett Large Cap Value Portfolio	X
Roszel/Davis Large Cap Value Portfolio	X
Roszel/BlackRock Equity Dividend Portfolio	X	X
Roszel/Lord Abbett Affiliated Portfolio	X
Roszel/Fayez Sarofim Large Cap Core Portfolio	X
Roszel/AllianceBernstein Large Cap Core Portfolio	X
Roszel/Rittenhouse Large Cap Growth Portfolio	X
Roszel/Marsico Large Cap Growth Portfolio	X
Roszel/Loomis Sayles Large Cap Growth Portfolio	X
Roszel/Allianz CCM Capital Appreciation Portfolio	X
Roszel/Allianz NFJ Mid Cap Value Portfolio	X
Roszel/Lord Abbett Mid Cap Value Portfolio	X
Roszel/Cadence Mid Cap Growth Portfolio	X
Roszel/Seligman Mid Cap Growth Portfolio	X
Roszel/NWQ Small Cap Value Portfolio	X
Roszel/Allianz NFJ Small Cap Value Portfolio	X
Roszel/Delaware Small-Mid Cap Growth Portfolio	X
Roszel/JPMorgan Small Cap Growth Portfolio	X
Roszel/Delaware Trend Portfolio	X
Roszel/Lazard International Portfolio	X
Roszel/JPMorgan International Equity Portfolio	X
Roszel/Lord Abbett Government Securities Portfolio	X
Roszel/BlackRock Fixed-Income Portfolio	X		X
Roszel/Lord Abbett Bond Debenture Portfolio	X

REASON FOR THE SHAREHOLDER MEETING
On September 15, 2008, Merrill Lynch & Co., Inc. (“Merrill”), the ultimate parent company of Roszel Advisors, the Trust’s current investment manager, and Bank of America Corporation (“Bank of America”), both widely-held publicly-traded holding companies, announced that they had entered into an agreement pursuant to which a direct, wholly-owned merger subsidiary of Bank of America will be merged with and into Merrill. This transaction will combine Merrill’s global wealth management and worldwide investment banking businesses with Bank of America’s consumer and small business banking, consumer and property finance, and global wealth management businesses, to create one of the world’s preeminent, diversified global leaders in financial services (the “Merger”). After the Merger, it is expected that Merrill will continue its corporate existence with substantially all of its current structure completely intact as a subsidiary of Bank of America. Merrill will be granted representation on Bank of America’s board of directors.
Although Merrill has informed the Board that it does not believe the Merger will be an “assignment” of the Trust’s current investment management agreement (the “Current Management Agreement”) under the 1940 Act, it is possible that the Merger could be determined to be such an assignment, which would result under provisions of the 1940 Act in the automatic termination of the Current Management Agreement. To address this uncertainty and to prevent any potential disruption in Roszel Advisor’s ability to continue to provide services to the Portfolios after completion of the Merger, the Trust is submitting a new investment management agreement (the “New Management Agreement”) to its shareholders for their approval. If shareholders approve the New Management Agreement, it will be effective upon completion of the Merger or, if the Merger is not completed, at such time as the Board determines.
Additionally, as will be explained in more detail below, the Trust is also submitting to the shareholders of the two Portfolios subadvised by BlackRock IM a new subadvisory agreement (the “New BlackRock Subadvisory Agreements” and each a “New BlackRock Subadvisory Agreement”). If shareholders approve the New Subadvisory Agreements, they will be effective upon completion of the Merger or, if the Merger is not completed, at such time as the Board determines.
PROPOSAL 1
APPROVAL OF A NEW INVESTMENT MANAGEMENT AGREEMENT
BETWEEN ROSZEL ADVISORS AND EACH PORTFOLIO
Background
Roszel Advisors is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Roszel Advisors is a wholly-owned subsidiary of Merrill Lynch Insurance Group, Inc., which is, in turn, a wholly-owned subsidiary of Merrill Lynch Group, Inc., which is, in turn a wholly-owned subsidiary of Merrill. The principal business address of both Merrill and Merrill Lynch Group, Inc. is 4 World Financial Center, New York, NY 10080. The principal business address of Roszel Advisors and Merrill Lynch Insurance Group, Inc. is 1700 Merrill Lynch Drive, Pennington, NJ 08534. Information about the officers and directors of Roszel Advisors is set forth in Appendix B.

The Current Management Agreement
Pursuant to the Current Management Agreement, which was first approved by the Board on June 5, 2002, and most recently re-approved on March 13, 2008, and subject to the authority of the Board, Roszel Advisors serves as the Trust’s investment manager. The Current Management Agreement was approved by the original shareholder of the Trust on July 1, 2002.
Roszel Advisors is responsible for the overall management of the Trust and for retaining subadvisers to manage the assets of each Portfolio according to its investment objective and strategies. Roszel Advisors has engaged at least one subadviser for each Portfolio to provide that Portfolio with day-to-day portfolio management. On November 19, 2002, Roszel Advisors obtained an exemptive order from the SEC that permits Roszel Advisors, subject to oversight by the Board, to hire new subadvisers with which it is not affiliated, and to make certain changes to existing subadvisory contracts, without obtaining shareholder approval (the “Exemptive Order”).
Each Portfolio pays Roszel Advisors a management fee based on the average daily net assets of that Portfolio. The table below shows the annual management fee rate and total dollar amount of advisory fees before management fee waivers and expense reimbursements payable to Roszel Advisors by each Portfolio for the year ended December 31, 2007. The total amount of management fees paid to Roszel Advisors by the Trust for the year ended December 31, 2007 was $5,590,266.47.

	Annual Rate (as %
	of average daily	Year Ended
Portfolio	net assets)	12/31/07

Roszel/Lord Abbett Large Cap Value Portfolio	0.80%	$65,546
Roszel/Davis Large Cap Value Portfolio	0.80%	$19,484
Roszel/BlackRock Equity Dividend Portfolio	0.80%	$83,605
Roszel/Lord Abbett Affiliated Portfolio	0.80%	$498,829
Roszel/Fayez Sarofim Large Cap Core Portfolio	0.80%	$12,001
Roszel/AllianceBernstein Large Cap Core Portfolio	0.80%	$9,487
Roszel/Rittenhouse Large Cap Growth Portfolio	0.80%	$57,451
Roszel/Marsico Large Cap Growth Portfolio	0.80%	$367,434
Roszel/ Loomis Sayles Large Cap Growth Portfolio	0.80%	$8,145
Roszel/Allianz CCM Capital Appreciation Portfolio	0.80%	$1,309,415
Roszel/Allianz NFJ Mid Cap Value Portfolio(1)	0.80%	$19,093
Roszel/Lord Abbett Mid Cap Value Portfolio	0.85%	$1,296,783
Roszel/Cadence Mid Cap Growth Portfolio	0.80%	$18,064
Roszel/Seligman Mid Cap Growth Portfolio	0.85%	$442,093
Roszel/NWQ Small Cap Value Portfolio	0.85%	$37,933
Roszel/Allianz NFJ Small Cap Value Portfolio	0.85%	$898,740
Roszel/ Delaware Small-Mid Cap Growth Portfolio	0.85%	$20,999
Roszel/JPMorgan Small Cap Growth Portfolio	0.95%	$708,960
Roszel/Delaware Trend Portfolio	0.85%	$301,223
Roszel/Lazard International Portfolio	0.85%	$42,028
Roszel/JPMorgan International Equity Portfolio	0.85%	$29,719
Roszel/Lord Abbett Government Securities Portfolio	0.65%	$46,669
Roszel/BlackRock Fixed-Income Portfolio	0.65%	$63,673
Roszel/Lord Abbett Bond Debenture Portfolio	0.80%	$107,006

The Trust has entered into an expense limitation agreement with Roszel Advisors whereby Roszel Advisors agrees to reimburse each Portfolio to the extent total operating expenses (excluding interest, taxes, brokerage commissions, expenses in the form of fees paid to the Trust service providers by brokers in connection with directed brokerage arrangements, other expenditures that are capitalized in accordance with generally accepted accounting principles, dividends payable on securities sold short and other expenses related to short sales, acquired fund fees and expenses, and extraordinary expenses not incurred in the ordinary course of each Portfolio’s business) exceed certain limits. The expense limitation agreement is effective through April 30, 2009, and is expected to continue from year to year, provided the continuance is approved by the Board. Each Portfolio’s total expenses as a percentage of daily net assets before expense limitation, the expense limitation levels as a percentage of daily net assets, and total dollar amount of advisory fee waivers and expense reimbursements for the Trust’s most recently completed fiscal year are set forth in the table below.

			Total Waivers/
	Total Expenses For	Expense Limit	Reimbursements For
	the Year Ended	For the Year Ended	the Year Ended
Portfolio	12/31/07	12/31/07	12/31/07
Roszel/Lord Abbett Large Cap Value Portfolio	1.65%	1.10%	$45,195
Roszel/Davis Large Cap Value Portfolio	2.97%	1.10%	$45,451
Roszel/BlackRock Equity Dividend Portfolio	1.61%	1.10%	$53,096
Roszel/Lord Abbett Affiliated Portfolio	1.19%	1.10%	$53,581
Roszel/Fayez Sarofim Large Cap Core Portfolio	3.76%	1.10%	$39,939
Roszel/AllianceBernstein Large Cap Core Portfolio	4.75%	1.10%	$43,312
Roszel/Rittenhouse Large Cap Growth Portfolio	1.67%	1.10%	$40,558
Roszel/Marsico Large Cap Growth Portfolio	1.15%	1.10%	$24,939
Roszel/ Loomis Sayles Large Cap Growth Portfolio	6.02%	1.10%	$50,144
Roszel/Allianz CCM Capital Appreciation Portfolio	1.09%	1.10%	$0
Roszel/Allianz NFJ Mid Cap Value Portfolio	3.21%	1.10%	$50,460
Roszel/Lord Abbett Mid Cap Value Portfolio	1.15%	1.15%	$0
Roszel/Cadence Mid Cap Growth Portfolio	3.55%	1.10%	$55,246
Roszel/Seligman Mid Cap Growth Portfolio	1.22%	1.15%	$36,525
Roszel/NWQ Small Cap Value Portfolio	2.14%	1.15%	$44,317
Roszel/Allianz NFJ Small Cap Value Portfolio	1.16%	1.15%	$6,382
Roszel/Delaware Small-Mid Cap Growth Portfolio	2.90%	1.15%	$43,273
Roszel/JPMorgan Small Cap Growth Portfolio	1.29%	1.25%	$29,433
Roszel/Delaware Trend Portfolio	1.29%	1.15%	$50,283
Roszel/Lazard International Portfolio	2.07%	1.15%	$45,347
Roszel/JPMorgan International Equity Portfolio	3.65%	1.15%	$87,469
Roszel/Lord Abbett Government Securities Portfolio	1.53%	0.95%	$41,852
Roszel/BlackRock Fixed-Income Portfolio	1.50%	0.95%	$53,692
Roszel/Lord Abbett Bond Debenture Portfolio	1.71%	1.10%	$82,150
The New Management Agreement and the Current Management Agreement are identical in all respects, including the rates of fees to be paid to Roszel Advisors, with the exception of the effective date. A form of the New Management Agreement is attached hereto as Appendix E.

Description of the Merger
As discussed above, on September 15, 2008, Merrill, the ultimate parent company of Roszel Advisors, and Bank of America announced that they had entered into an agreement pursuant to which a direct, wholly-owned merger subsidiary of Bank of America will be merged with and into Merrill. This transaction will combine Merrill’s global wealth management and worldwide investment banking businesses with Bank of America’s consumer and small business banking, consumer and property finance, and global wealth management, to create one of the world’s preeminent, diversified global leaders in financial services. After the Merger, it is expected that Merrill will continue its corporate existence with substantially all of its current structure completely intact as a subsidiary of Bank of America. Merrill will be granted representation on Bank of America’s board of directors.
The combined company will offer a full range of equity, fixed income, cash management and alternative investment products with strong representation in both retail and institutional channels, in the U.S. and in non-U.S. markets. The combined company will have leadership positions in retail brokerage and wealth management, including the largest brokerage business in the world with more than 20,000 advisors and $2.5 trillion in client assets, as well as a major presence in most key markets, including the United States, the United Kingdom, Asia, Australia, the Middle East and Europe.
Following the Merger, Bank of America will be owned jointly by former Merrill holders and Bank of America holders, as all currently outstanding voting securities of Merrill will be converted into voting securities of Bank of America. Furthermore, no contract of any advisory client will be transferred, no investment advisory subsidiary will be merged out of existence, and the management and investment professionals at Roszel Advisors are expected to remain the same as before the Merger. Completion of the Merger is subject to various regulatory approvals, client consents, approval by Bank of America and Merrill shareholders and customary conditions. The Merger has been unanimously approved by the boards of directors of Merrill and Bank of America and is expected to close on or after December 31, 2008.
Although Merrill has informed the Board that it does not believe the Merger will be an “assignment” of the Current Management Agreement under the 1940 Act, it is possible that the Merger could be determined to be such an assignment, which would result under provisions of the statute in the automatic termination of the Current Management Agreement.
The Board met on October 31, 2008 for the purpose of, among other things, discussing the impact of the Merger on Roszel Advisors and the Trust and considering whether it would be in the best interests of each Portfolio and its shareholders to approve a New Management Agreement between each Portfolio and Roszel Advisors. At the Board meeting, and for the reasons discussed (see “Board Considerations” below), the Board, which is comprised entirely of independent trustees, unanimously approved the New Management Agreement and, so as to assure continuity of investment management services to the Trusts after the Merger, unanimously recommended its approval by shareholders of each Portfolio.

The Current Subadvisory Agreements
As noted above, Roszel Advisors has retained a subadviser to manage each Portfolio of the Trust. Each of these subadvisers operates pursuant to a subadvisory agreement similar to the Current BlackRock Subadvisory Agreements (together, with the Current BlackRock Subadvisory Agreements, the “Current Subadvisory Agreements”). Each of the Current Subadvisory Agreements contains a provision stating that the agreement will terminate upon the termination of the Current Management Agreement. Thus, to the extent that the Merger could be deemed an “assignment” of the Current Management Agreement, all of the Current Subadvisory Agreements would also terminate. As a result of this uncertainty, the Board determined that it would approve new subadvisory agreements with each of the Trust’s subadvisers (the “New Subadvisory Agreements”). Because of the Exemptive Order, shareholder approval is not required and is not being sought with respect to the New Subadvisory Agreements with those subadvisers who are not affiliated with Roszel Advisors. However, because BlackRock IM may be deemed to be affiliated with Roszel Advisors, the Board is seeking shareholder approval of the New Subadvisory Agreements with BlackRock IM (the “New BlackRock Subadvisory Agreements”).
The Current BlackRock Subadvisory Agreements
The Current BlackRock Subadvisory Agreements provide that BlackRock IM shall manage the investment and reinvestment of the BlackRock Portfolios’ assets, subject to the oversight and supervision by Roszel Advisors and the Board, and shall furnish continuously an investment program for each BlackRock Portfolio and determine, from time to time, in its discretion, the securities and other investments to be purchased or sold or exchanged and what portions of the Portfolio should be held in various securities, cash or other investments.
For its services under the Current BlackRock Subadvisory Agreements, Roszel Advisors pays BlackRock IM compensation in the form of a subadvisory fee. The fee is paid by Roszel Advisors monthly and is calculated as a percentage of the average daily net assets of the Portfolio at the following annual rates:
•	For the Roszel/BlackRock Equity Dividend Portfolio: 0.35% on the first $200 million, 0.27% on the second $200 million, and 0.25% on assets in excess of $400 million.

•	For the Roszel/BlackRock Fixed-Income Portfolio: 0.20%.
For the year ended December 31, 2007, Roszel Advisors paid $37,773 in subadvisory fees to BlackRock IM with respect to the Roszel/ BlackRock Equity Dividend Portfolio and $19,807 in subadvisory fees to BlackRock IM with respect to the Roszel/ BlackRock Fixed-Income Portfolio.
The Current BlackRock Subadvisory Agreements are identical in all respects to the New BlackRock Subadvisory Agreements, including the rates of fees to be paid by Roszel Advisors to BlackRock IM, with the exception of the effective date. A form of the New BlackRock Subadvisory Agreement is attached hereto as Appendix F.

			Percentage of
			Portfolio’s
			Dollar Amount
		Percentage of	of Transactions
		Portfolio’s	Effected
	Brokerage	Commissions to	Through
	Commissions	Affiliated	Affiliated
Portfolio	Paid in $	Brokers	Brokers	Broker
Roszel/Allianz NFJ Mid Cap Value Portfolio	9	0.40%	0.29%	Citation Financial Group
Roszel/Lord Abbett Mid Cap Value Portfolio	16,780	17.47%	15.90%	MLPF&S
	10,210	10.63%	10.02%	Citation Financial Group
Roszel/Cadence Mid Cap Growth Portfolio	107	1.90%	1.44%	MLPF&S
	24	0.42%	0.29%	Broadcort Capital
Roszel/Seligman Mid Cap Growth Portfolio	4	0.00%	0.00%	MLPF&S
	73,184	31.46%	20.10%	Citation Financial Group
Roszel/NWQ Small Cap Value Portfolio	3,457	43.69%	35.09%	Citation Financial Group
Roszel/Allianz NFJ Small Cap Value Portfolio	3,234	4.66%	5.26%	MLPF&S
	12,685	18.27%	20.55	Citation Financial Group
Roszel/Delaware Small-Mid Cap Growth Portfolio	1,391	29.20%	23.21%	Citation Financial Group
	288	6.05%	7.91%	MLPF&S
Roszel/JPMorgan Small Cap Growth Portfolio	1,221	0.80%	0.47%	MLPF&S
Roszel/JPMorgan International Equity Portfolio	138	3.02%	1.13%	MLPF&S
Roszel/Lord Abbett Affiliated Portfolio	28,405	36.33%	27.56%	MLPF&S
	19,237	24.60%	27.10%	Citation Financial Group
Roszel/Allianz CCM Capital Appreciation Portfolio	3,877	1.32%	1.34%	MLPF&S
	55,501	18.89	18.70%	Citation Financial Group
	1,130	0.38%	0.60%	Broadcort Capital
Roszel/Delaware Trend Portfolio	2,477	2.89%	2.27%	MLPF&S
	15,459	18.05%	19.19%	Citation Financial Group
Service Providers
J.P. Morgan Investor Services Co. (“JPMIS”) provides certain administrative services to the Trust pursuant to an administration agreement between J.P. Morgan and the Trust. JPMIS is located at 73 Tremont Street, Boston, Massachusetts 02108-3913.
Merrill Lynch, Pierce, Fenner & Smith, Inc. (“MLPF&S”) serves, without compensation from the Trust, as principal underwriter to the Trust pursuant to an agreement between MLPF&S and the Trust. MLPF&S is located at 4 World Financial Center, New York, New York 10080 and is an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc.
The firm of Deloitte & Touche LLP, located at 200 Berkeley Street, Boston, Massachusetts 02116-5022, serves as the independent registered public accounting firm of the Trust.
Shareholder Proposals
The Trust’s Declaration of Trust provides that the Trust need not hold annual shareholder meetings, except as required by the 1940 Act. Therefore, it is probable that no annual meeting of shareholders will be held in 2008 or in subsequent years. Proposals that shareholders intend to present for inclusion in the proxy materials with respect to a special meeting must be received by the Trust within a reasonable period of time before the solicitation is made. Because shareholder proposals must meet certain requirements, the timely submission of a proposal does not guarantee its inclusion.

APPENDIX B
OFFICERS AND DIRECTORS OF ROSZEL ADVISORS, LLC

Name	Position and Occupation
John Manetta	Director and Chief Investment Officer, Roszel Advisors, LLC
Ann Strootman	Treasurer, Roszel Advisors, LLC Director & Chief Financial Officer, Americas Distribution Group
J. David Meglen	Vice President, Chief Operating Officer Director, Investment Advisor Operations, Merrill Lynch Insurance Group, Inc.
Lori M. Salvo	Chief Compliance Officer, Roszel Advisors, LLC Director and General Counsel, Merrill Lynch Insurance Group, Inc.
Frances C. Grabish	Secretary, Roszel Advisors, LLC Vice President & Senior Counsel, Merrill Lynch Insurance Group, Inc.
Certain officers of Roszel Advisors, LLC are also officers of the Trust. J. David Meglen serves as the vice president of the Trust; Ann Strootman serves as treasurer and chief financial officer of the Trust; and Lori Salvo serves as the secretary and chief compliance officer of the Trust.
The address of each of the above named individuals is 1700 Merrill Lynch Drive, Pennington, NJ 08534.

APPENDIX C
OFFICERS AND DIRECTORS OF
BLACKROCK INVESTMENT MANAGEMENT LLC

Name	Position and Occupation
Laurence Fink	Chief Executive Officer
Robert Kapito	President
Scott Amero	Vice Chairman Global Chief Investment Officer, Fixed Income
Paul Audet	Vice Chairman Head of Global Cash Management and Real Estate
Robert Connolly	General Counsel, Secretary and Managing Director
Robert Doll	Vice Chairman Global Chief Investment Officer, Equity
Robert Fairbairn	Vice Chairman Chairman of BlackRock International Business
Bennett Golub	Vice Chairman Head of Portfolio Risk Management
Charles Hallac	Vice Chairman Head of BlackRock Solutions
Barbara Novick	Vice Chairman Head of Account Management
Ann Marie Petach	Chief Financial Officer and Managing Director
Susan Wagner	Vice Chairman and Chief Operating Officer
The address of each of the above named individuals is 800 Scudders Mill Road, Plainsboro, NJ 08536.

[Merrill Lynch Letterhead]
November 10, 2008
Ellen Sazzman, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4720

Re:	Definitive Proxy Statement to be filed by MLIG Variable Insurance Trust on November 12, 2008 (the “Proxy Statement”)
Dear Ms. Sazzman:
     MLIG Variable Insurance Trust (the “Trust”), in connection with the submission of the Trust’s above-referenced Proxy Statement (the “Filing”), hereby acknowledges that:
•	the Trust is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	SEC staff comments or changes to disclosure in response to SEC staff comments in the Filing do not foreclose the SEC from taking any action with respect to the Filing; and
•	the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

MLIG Variable Insurance Trust
By:	/s/ Lori M. Salvo
	Name:	Lori M. Salvo
	Title:	Secretary, MLIG Variable Insurance Trust